EXHIBIT 10(c)
Ursula M. Burns

May 20, 2016

Dear Ursula,

This letter sets forth our agreement with respect to your continued role as Chief Executive Officer and Chairman of the Board of Xerox Corporation (the “Company”), in connection with the proposed spin-off of the Company’s Business Process Outsourcing (BPO) business from its Document Technology and Document Outsourcing business such that each of the businesses will operate as an independent public company (the spun off BPO company shall be referred to as “SpinCo” and the Document Technology and Document Outsourcing business shall be referred to as “RemainCo”). Xerox has begun the process of the separation and its objective is to complete the separation by year-end 2016, subject to customary regulatory approvals, the effectiveness of a Form 10 registration statement with the U.S. Securities and Exchange Commission, tax considerations, securing any necessary financing and final approval of the Board of Directors of Xerox (the “Board”) (the consummation of such transactions, the “Separation” and such date the “Separation Date”).

1.	Term.

a.
CEO Term. From the date hereof until the earlier of January 31, 2017 or the Separation Date (the “ CEO Term”), you shall continue to (i) be the Chief Executive Officer and Chairman of the Board of the Company, and (ii) have the duties and authorities consistent with your current position, provided that you shall focus additionally on completing the Separation and assisting with the search for a new Chief Executive Officer of RemainCo, and such other duties and responsibilities as reasonably requested by the Board.

b.
Chairman Term. Effective upon the expiration of the CEO Term, you shall cease to be the Chief Executive Officer but you shall continue to remain an employee and the Chairman of RemainCo (or the Company, if the Separation has not occurred) until the annual shareholder meeting in 2017 (the “Annual Meeting”) anticipated to be in May 2017 such period (the “ Chairman Term”). During the Chairman Term, your primary responsibilities, will include assistance in connection with the transition to the new CEO of RemainCo and other advisory services consistent with your positon as requested by the Board. You will retire from your role as Chairman and a member of the Board at the Annual Meeting and your retirement shall also serve as the termination of your employment, provided that such retirement shall be treated as if you had retired effective July 1, 2017 for all purposes hereunder (a “Qualifying Retirement”). For the avoidance of doubt, you shall not become employed by nor a member of the

Board or Chairman of SpinCo. You agree to promptly execute any letters of resignation or similar documents necessary to effectuate the foregoing.

2.
Compensation during CEO Term. During the CEO Term, (i) you will continue to receive your annual salary at your current rate ($1,100,000 per annum) and (ii) your target annual bonus under the APIP shall continue to be 200%. Your Annual Performance Incentive Plan bonus goal shall be consistent with the bonus goals previously established for 2016, such that 60% is based on achieving the pre-established financial metrics and 40% is based upon the Separation metrics. The bonus, if any, that is earned for 2016 shall be payable solely in cash and shall be payable in 2017 at the same time bonuses are paid to other senior executive officers of the Company. During the CEO Term you will also be eligible to participate in the same employee benefits and perquisites that you currently participate in, or are provided, in each case subject to the terms of such plans or arrangements as may be amended, modified or terminated from time to time.

3.
2016 LTI Award. For 2016, on or around July 1, 2016 you will receive a long term incentive grant (the “2016 Award”), substantially in the form attached as Exhibit A with a target value of $9.7 million, with the 2016 Award composed of (i) 50% restricted stock units that will vest based upon service and (ii) 50% performance shares of the Company that will vest based on the achievement of the 2016 revenue growth, adjusted EPS and adjusted operating cash flows goals as further set forth on Exhibit A (consistent with the goals for 2016 LTI awards made to other executive officers of the Company). The 2016 Award, to the extent vested, shall be payable in RemainCo stock on July 1, 2019 (if, then publicly traded), subject to the terms of the 2016 Award.

4.
Compensation during Chairman Term. During the Chairman Term, your base salary shall be at a rate of $900,000 per annum (for the avoidance of doubt, you shall receive a prorated amount of your base salary through the date of your termination or the effective date of your Qualifying Retirement, if applicable. During the Chairman Term, you will not receive any Board retainer or meeting fees. During the Chairman Term your target annual bonus will be 150% of your base salary (at a rate of $900,000). The bonus criteria shall be determined by the compensation committee of the Board in 2017 and will generally be consistent with the bonus criteria for the new Chief Executive Officer of RemainCo (if then applicable) as well as your providing transition and support to such individual. The amount of the bonus earned, if any, shall be pro-rated based on the length of time in 2017 that you work through the termination date or the date of your Qualifying Retirement, if applicable. The bonus, if any, that is earned for 2017 shall be payable solely in cash and shall be payable in 2018 at the same time bonuses are paid to other senior executive officers of the Company or RemainCo, as the case may be. During the Chairman Term, you will also be eligible to participate in the same employee benefits and perquisites that you currently participate in, or are provided, in each case subject to the terms of such plans or arrangements as may be amended, modified or terminated from time to time (it being understood that you shall not be permitted to use the Company aircraft unless authorized in advance by the Board).

5.
2017 LTI Award. For 2017, on or around January 1, 2017 you shall receive a special one-time grant of time-vested restricted stock units in recognition of your commitment to the Separation and transition support to the new CEO of RemainCo (the “2017 Award”), substantially in the form attached as Exhibit B, with a grant date value of $5 million. The Award will vest pro rata over the number of full months that you work in 2017 through your termination date or the date of your Qualifying Retirement, if applicable. The payout date of any vested awards shall be on the third anniversary of the grant date, intended to be January 1, 2020. The 2017 Award, to the extent vested, shall be payable in RemainCo stock (if, then publicly traded), subject to the terms of the 2017 Award.

6.
SERP Benefit. The treatment of your benefit under the Company’s Unfunded Supplemental Executive Retirement Plan (“SERP”) shall be consistent with the action taken by unanimous written consent of the Compensation Committee on March 29, 2016, such that your retirement at any time after the expiration of the CEO Term shall be treated as a retirement date that is acceptable to the Company for such purpose.

7.	Prior LTI Awards. Your outstanding equity awards granted prior to 2016 shall vest pro rata through the date of your termination (in accordance with the terms of such outstanding awards).

8.
Qualifying Termination. Notwithstanding anything in this letter agreement to the contrary, your employment with the Company and RemainCo continues to be at-will and you or the Company may terminate your employment at any time (including, without limitation during the CEO Term or the Chairman Term).

a.
If your employment is terminated in a Qualifying Termination (as defined below), then (i) you shall continue to receive the payment of your base salary and target bonus as if your employment had not terminated until the end of the Chairman Term, and (ii) you shall receive all rights and benefits that you would have been eligible to receive hereunder in connection with a Qualifying Termination.

b.
For purposes of this Agreement, “Good Reason” means a (i) material reduction in your base salary or target bonus, other than as contemplated by this letter agreement or (ii) the requirement that you relocate your primary place of employment to a location more than 50 miles from your current location provided, however, that it will not be considered Good Reason unless you provide notice of such alleged breach to the Company in writing within 60 days of your knowledge of such breach, and the Company or RemainCo, has failed to cure such breach within 30 days of receiving such written notice.  Unless you give the Company or RemainCo, as applicable written notice of any such breach within 30 days of the initial existence of such breach which, after any applicable notice and the lapse of any applicable 30-day grace period, would constitute Good Reason, such breach will cease to be an event constituting Good Reason. For the avoidance of doubt, you acknowledge and agree that the discussion regarding this letter agreement, the execution of this agreement and the changes contemplated by this agreement shall not individually or in the aggregate constitute Good Reason.

c.
For purposes of this Agreement, “Qualifying Termination” means a (i) termination of your employment with the Company or RemainCo by the Company or RemainCo without Cause (as defined in the 2016 Award) (other than due to death, disability, or your retirement or resignation) or (ii) a voluntary resignation of your employment for Good Reason on or prior to December 31, 2016 (and Good Reason shall not be applicable after December 31, 2016).

9.
CIC Agreement. While you are employed by the Company or RemainCo, you will continue to be covered by the terms of that certain Change in Control Severance Letter Agreement dated effective as of January 1, 2012 (“CIC Letter”).

10.
Early Termination. If you voluntarily resign (other than for Good Reason) prior to the commencement of a new CEO of RemainCo or prior to the Annual Meeting (unless such resignation is requested by the Board), then notwithstanding anything in this agreement, you will not continue to vest in the 2016 Award beyond the date of termination and you will forfeit the 2017 Award.

11.
Restrictive Covenants. You agree to be bound by the restrictive covenants in favor of the Company pursuant to your Employment, Non-Competition and Non-Solicitation Agreement, dated as of February 25, 2010.

12.
Cooperation. You agree that, upon reasonable notice and without the necessity of the Company obtaining a subpoena or court order, you shall provide cooperation in connection with any suit, action or proceeding (or any appeal from any suit, action or proceeding), and any investigation and/or defense of any claims asserted against the Company, or any of their respective predecessors or successors, or current or former directors, officers, shareholders, partners, members, agents or representatives, which relates to events occurring during  any period during which you provided services to the Company as to which you may have relevant information (including but not limited to furnishing relevant information and materials to the Company or its designee and/or providing testimony at depositions and at trial), provided that the Company shall reimburse you for expenses reasonably incurred in connection therewith, and further provided that any such cooperation occurring after the termination of your services shall be scheduled to the extent reasonably practicable so as not to unreasonably interfere with your business or personal affairs.

13.
Release. Notwithstanding anything in this agreement to the contrary, as a condition to the receipt, of salary continuation payments and or continued vesting of equity awards in accordance with the terms of this Agreement, you shall be required to enter into the Company’s standard form of release of claims and separation agreement in favor of the Company and its affiliates (as amended from time to time) and such release must be effective and irrevocable within 53 days after the date of your termination of employment. All payments and benefits that would otherwise be paid prior to the sixtieth (60th) day after your termination of employment shall be paid in a lump sum as soon as reasonably practicable following the sixtieth (60th) day after such termination of employment.

14.
Section 409A. The parties intend that this agreement is intended to be administered in accordance with or exempt from Section 409A of the Internal Revenue Code (“Section 409A”). Each payment pursuant to this agreement is intended to constitute a separate payment for purposes of Section 409A. Section 14 of the CIC Letter is incorporated herein by reference. The payment of any deferred compensation subject to Section 409A shall be as set forth in the underlying agreements governing such deferred compensation. The parties agree that this Agreement may be amended, as reasonably requested by either party, and as may be necessary to fully comply with Section 409A and all related rules and regulations in order to preserve the payments and benefits provided hereunder without additional cost to either party. The Company makes no representation or warranty and shall have no liability to you or any other person if any provisions of this agreement are determined to constitute deferred compensation subject to Section 409A but do not satisfy an exemption from, or the conditions of, Section 409A.

15.
Further Assurances. You and the Company, and RemainCo, as applicable hereby agree, at the request of any other party, to execute and deliver all such other and additional instruments and documents and to do such other acts and things as may be reasonably necessary or appropriate to carry out the intent and purposes of this Agreement.

16.
Indemnification. You will continue to be covered by the indemnification provisions to the fullest extent as provided in accordance with the charter and by-laws of the Company and RemainCo, as the case may be, during and following your service with the Company and RemainCo. You shall continue to be covered under directors and officers liability insurance policies to the same extent as provided to officers and directors of the Company and RemainCo, as the case may be.

17.
Miscellaneous. No provision of this agreement or any related document will be construed against or interpreted to the disadvantage of any party hereto by any court or other governmental or judicial authority by reason of such party having or being deemed to have structured or drafted such provision. No waiver by either party hereto at any time of any breach by the other party hereto of, or compliance with, any condition or provision of this Agreement to be performed by such other party shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time. No agreements or representations, oral or otherwise, express or implied, with respect to the subject matter hereof have been made by either party which is not expressly set forth in this Agreement. The validity, interpretation, construction and performance of this Agreement shall be governed by the laws of the State of New York without regard to its conflicts of law principles. This agreement may not be modified or amended, nor may any rights under it be waived, except in a writing signed and agreed to by you and the Company, or RemainCo, as applicable and specifically referencing the provision being so modified, amended or waived. The Company and RemainCo, as applicable, shall be entitled to withhold from any amounts to be paid or benefits provided to you any federal, state, local or foreign withholding or other taxes or charges which it is from time to time required to withhold.

If this letter reflects our mutual understanding, kindly date and countersign the letter agreement.

By:	/s/ Ursula M. Burns
Name:	Ursula M. Burns
Title:	Chief Executive Officer and Chairman of Xerox
Date:	May 20, 2016

XEROX CORPORATION

By:	/s/ Darrell L. Ford
Name:	Darrel L. Ford
Title:	Senior Vice President
Date:	May 20, 2016

By:	/s/ Ann N. Reese
Name:	Ann N. Reese
Title:	Lead Independent Director
Date:	May 20, 2016